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                            J.P. CAREY, INC.
                           Investment Bankers
Friday, August 08, 1997

Billy Robinson
Curtis Mathis
10911 Petal St.,
Dallas, TX 75238

Dear Billy:

Please let this letter stand as an agreement between Curtis Mathes Holding Corporation (the "Company") and J.P. Carey, Enterprise, Inc., (the "Consultant") to accomplish the placement of up to $2,000,000 for the Company which shall be issued pursuant to Regulation "D", promulgated under the securities laws of the United States. The Consultant shall have an exclusive right to place such shares for a period of 15 days commencing the date of this agreement. The shares to be issued by the Company shall be on the following terms and conditions:

1.  AMOUNT:      $2,000,000 within 14 days commencing the date of this
agreement.

2. TERMS: 3% convertible preferred. The preferred will be convertible at a 25 % discount to the five day average bid prior to conversion. The shares will be convertible upon effective registration.

3. CONSULTING FEES: The Company agrees to pay the Consultant or its designees a consulting fee of six percent (6%) of all capital raised for the proposed transaction. The Company will also agree to issue to the Consultant one three-year warrant for 100,000 common shares exercisable at $1.50.

4. CONDITIONS: This proposal is subject to regulatory approval and the Company's Board of directors approval. Company agrees to maintain the confidentiality of Consultant's clients except to the extent disclosure thereof may be required by law. Such clients are defined as individuals or institutions who invest in this private placement. For two years from the date hereof, Company will not solicit such clients for the purpose of corporate finance without the written permission of Consultant, which consent will not unreasonable be withheld. If any financing is done with such clients, the company will be obligated to pay like fees as described above to the Consultant.

If this letter meets with your approval, please execute in the space provided below, and we shall have our lawyers draw up the appropriate legal documents for your review.

Sincerely,

/s/   Joseph C. Canouse
Joseph C. Canouse, President
J.P. Carey Enterprises, Inc.

AGREED AND ACCEPTED TO THIS 8 DAY OF AUGUST, 1997
CURTIS MATHES HOLDING CORPORATION

By:  /s/     Billy J. Robinson
Billy J. Robinson, V.P.